EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Three Months Ended March 31,
	2002	2003	2004	2005	2006	2007
Consolidated pretax income (loss)	$309,340	$396,217	$521,212	$721,051	$567,108	$(30,641)
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(2,689)	94	(5,772)	(315)	260	(35)
Amortization of capitalized interest	32,162	38,263	41,764	45,483	48,708	8,124
Interest	49,086	50,125	53,242	66,697	71,955	15,421
Less interest capitalized during the period	(39,695)	(42,602)	(52,015)	(65,959)	(71,750)	(15,393)
Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	2,392
EARNINGS/(LOSS)	$354,883	$448,070	$564,070	$772,635	$624,017	$(20,132)

Interest	$49,086	$50,125	$53,242	$66,697	$71,955	$15,421
Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	2,392
FIXED CHARGES	$55,765	$56,098	$58,881	$72,375	$79,691	$17,813

Ratio of earnings (loss) to fixed charges	6.36	7.99	9.58	10.68	7.83	(1.13)